NO ACT

DC
PE
2-24-09

Act: 1934
Section: 15(d)
Rule:
Public Availability: 3/10/2009

[redacted]

09035353

March 10, 2009

Received SEC

MAR 10 2009

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: TIAA-CREF U.S. Real Estate Fund I, L.P.
Incoming letter dated February 24, 2009

Based on the facts presented, the Division will not object if, after the filing of a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, the Fund stops filing periodic and current reports under the Exchange Act that are due on or after the date of the Form 15.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2009

Mail Stop 3010

Keith F. Atkinson, Senior Counsel
Asset Management Law
TIAA-CREF
Southern Service Center
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina 28262

Re: TIAA-CREF U.S. Real Estate Fund I, L.P.

Dear Mr. Atkinson:

In regard to your letter of February 24, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

TIAA CREF
FINANCIAL SERVICES FOR THE GREATER GOOD™

Teachers Insurance and Annuity Association of America
College Retirement Equities Fund
Southern Service Center
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina 28262

Keith F. Atkinson
Senior Counsel
Asset Management Law
T (704) 988-5507
F (704) 988-0102
katkinson@tiaa-cref.org

February 24, 2009

Securities Exchange Act of 1934
Sections 15(d), 13(a) and 12(h) and Rule 12h-3

Via email to cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TIAA-CREF U.S. Real Estate Fund I, L.P.
Registration Statement on Form S-11 (Commission File No. 333-141315)

Ladies and Gentlemen:

On behalf of TIAA-CREF U.S. Real Estate Fund I, L.P., a Delaware limited partnership (the "Fund"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action to the Commission if, under the circumstances described in this letter, the Fund files a certification on Form 15 to suspend immediately the Fund's obligations to file reports required by Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Units (as defined below). In connection with this request, we are seeking confirmation that Rule 12h-3(c) under the Exchange Act will not preclude the Fund from filing the Form 15. After receiving the relief requested in this letter, the Fund intends to file promptly the Form 15 to suspend its obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act, pursuant to Rule 12h-3(b)(1)(i). Alternatively, we hereby request that the Commission exempt the Fund from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. This letter replaces in its entirety our earlier letter to the Staff dated January 13, 2009.

I. Factual Background

On March 15, 2007, the Fund filed a Registration Statement on Form S-11 (File No. 333-141315) under the Securities Act of 1933, as amended (the "Securities Act"), to register for sale up to $300,000,000 of its units of limited partnership interest ("Units") (as such Registration Statement has been amended to date, most recently on November 6, 2008, the "Registration Statement"). The offering was for a minimum of 150,000 ($150,000,000) and a maximum of 300,000 ($300,000,000) Units and Units were offered and issuable at a price per Unit of $1,000. All prospective investors were required to commit to purchase at least 150 Units ($150,000). The Registration Statement was declared effective by the Commission on March 14, 2008 (the "Effective Date").

The Fund was formed as a "blind pool" closed-end fund organized to invest primarily in a diversified portfolio of high quality core real estate assets. The purpose of the offering was to raise equity to fund real estate and real estate related investments in accordance with the Fund's investment strategy and guidelines, as disclosed in the Registration Statement. As of the initial filing of the Registration Statement and as of the Effective Date, neither the Fund nor any subsidiary of the Fund owned any real property or any real estate related assets and the Fund's asset manager had not identified any specific properties for purchase.

The Units were offered for sale on a best efforts basis by Teachers Personal Investors Services, Inc. (the "Broker-Dealer"), a Delaware corporation and registered broker-dealer and affiliate of the Fund's general partner and asset manager, as broker-dealer for the offering. The offering was to terminate on or before September 14, 2009 (18 months following the date of the prospectus, dated March 14, 2008, comprising a part of the Registration Statement on the Effective Date (the "Prospectus")), subject to the right of the Fund's general partner and the Broker-Dealer, in their discretion, to extend the offering termination date to a date not later than March 14, 2010 (two years following the date of the Prospectus). Additionally, as set forth in the Registration Statement, the Fund reserved the right to terminate the offering at any time prior to the outside termination date described in the preceding sentence.

The express terms of the offering specified that all subscription agreements that were accepted by the Fund would be placed in escrow with the Fund's third-party escrow agent, Boston Financial Data Services, Inc. (the "Escrow Agent"), until such time as subscriptions from public investors (unaffiliated with the Fund or its affiliates) for Units representing capital commitments of at least $150,000,000 in the aggregate were received and accepted by the Fund. In the event that the minimum amount of capital commitments were not received and accepted prior to the termination of the offering, the Escrow Agent was, at its option, to either promptly return the subscription agreements held in escrow to the potential investors or destroy the subscription agreements and notify the potential investors of their destruction. Expressly pursuant to the terms of the offering, no funds from any potential investor were to be received or escrowed by the Fund, the Escrow Agent or any other party acting on behalf of the Fund or the Broker-Dealer. Further, no potential investor was required to execute a promissory note or similar instrument in connection with his or her completed subscription agreement. The Escrow Agent was paid a fixed fee to hold subscription agreements in escrow during the offering period and the amount of such fee was not conditioned upon the number of subscriptions or the aggregate dollar amount of subscription agreements ultimately held in escrow.

During the period between the Effective Date and November 6, 2008 (the date Post-Effective Amendment No. 1 was filed), the Fund did receive completed subscription agreements from a number of potential investors and those subscription agreements that were accepted by the Fund were promptly placed in escrow with the Escrow Agent. However, the Fund determined to terminate the offering prior to its acceptance of subscription agreements from potential unaffiliated investors for Units representing capital commitments of at least $150,000,000 in the aggregate. As such and because the condition of the minimum offering amount was not met during the course of the offering, the Fund did not consummate a closing and did not admit any potential investor as a limited partner. Upon termination of the offering (and promptly following the Deregistration Date (defined below)), the Fund notified the Escrow Agent of the termination, and the Escrow Agent promptly thereafter returned to all potential investors their original subscription agreements that were being held in escrow. Again, expressly in accordance with the terms of the offering, no funds were ever received or escrowed and no promissory notes were ever executed by potential investors and as such, no funds needed to be returned to these potential investors.

On November 6, 2008, the Fund filed Post-Effective Amendment No. 1 to the Registration Statement, which deregistered the full $300,000,000 of Units previously registered on the Registration Statement, all of which remained unsold as of the date of filing of such Post-Effective Amendment. The Commission declared Post-Effective Amendment No. 1 to the Registration Statement effective on November 14, 2008 (the "Deregistration Date"). The Fund has also notified each state in which a state registration was filed of the Fund's decision to de-register the Units and irrevocably terminate the offering.

As of the Deregistration Date and the date hereof, the Fund had two securityholders of record: Teachers Insurance and Annuity Association of America ("TIAA") and TIAA-CREF USREF I GP, LLC, a Delaware limited liability company and the general partner of the Fund ("USREF I GP"). TIAA subscribed for, and was issued, 50,000 Units, representing its irrevocable commitment to contribute up to $50,000,000 to the Fund. As of the Deregistration Date, TIAA, in its capacity as a limited partner, had contributed approximately $1,545,000 to the Fund. In early 2008, USREF I GP made a $1,000 capital contribution to the Fund and received one Unit and was under no further obligation to make capital contributions to the Fund. The Units are the only class of securities issued and outstanding and the Fund has no securityholders of record other than TIAA and USREF I GP. No real estate properties or real estate related investments were purchased with the proceeds from these contributions (or otherwise) and the Fund does not expect to engage in any substantive business operations in the future, other than in furtherance of its wind-down activities.

As noted above, the Registration Statement was initially declared effective on March 14, 2008. Following the Effective Date, the Fund prepared two supplements to its Prospectus, each of which was filed with the Commission pursuant to Rule 424(b) of the Securities Act. Further, the Fund filed three Quarterly Reports on Form 10-Q with the Commission, most recently filing a Form 10-Q for the quarter ended September 30, 2008 on November 13, 2008. The Deregistration Date was November 14, 2008. On November 18, 2008, the Fund filed a Form 15 with the Commission to suspend its obligations to file periodic reports under Section

15(d) of the Exchange Act, which Form 15 was subsequently withdrawn by the Fund on February 11, 2009 upon filing a Form 15/A.

The Fund has no class of securities (Units or otherwise) registered under Section 12 of the Exchange Act. Further, as of the date hereof, the Fund has no outstanding debt securities, and, other than as a result of the Registration Statement with respect to the Units having been declared effective in March 2008, the Fund is not subject to reporting obligations under Section 15(d) of the Exchange Act. However, Section 15(d) of the Exchange Act provides that the periodic reporting requirements of Section 13(a) of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act.

Rules 12h-3(a) and 12h-3(b)(1)(i) under the Exchange Act, in relevant part, grant an immediate suspension of the obligation to file periodic reports imposed by Section 15(d) of the Exchange Act for any issuer that has filed a Form 15 which certifies that such issuer has a class of securities held of record by less than 300 persons, if such issuer has filed all reports required by Section 13(a) for the period since the issuer became subject to such reporting obligations.

The Fund's reporting obligations under the Exchange Act commenced on the Effective Date. The Fund advises the Staff that from the Effective Date up and through the date hereof, it (i) has filed all reports required under Section 13(a) of the Exchange Act, and (ii) was and is current in its reporting obligations under the Exchange Act. As noted above, the Fund's outstanding securities are held of record by two entities.

Rule 12h-3(c) under the Exchange Act makes the operation of Rules 12h-3(a) and (b) unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act. As such, despite the fact that the Fund (i) has only two securityholders of record, (ii) has filed all reports required by it under the Exchange Act and (iii) intends to file a Form 15 promptly following the granting of relief sought by this letter, the effectiveness of the Registration Statement having occurred in March 2008 would preclude the Fund from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act for the balance of the Fund's 2008 fiscal year (which ended on December 31, 2008).

Therefore, the Fund respectfully requests a no-action letter be issued advising the Fund that the Staff concurs in the Fund's view that the effectiveness of the Registration Statement during its 2008 fiscal year would not preclude the Fund from utilizing Rule 12h-3(b)(1)(i) under the Exchange Act to suspend the Fund's duty to file with the Commission the periodic reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the fiscal year in which the Registration Statement became effective (in particular, the Fund's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which would be required to be filed with the Commission on or before March 31, 2009), following the Fund's filing of a Form 15 under the Exchange Act. Alternatively, the Fund hereby requests that the Commission exempt the Fund from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

II. Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Fund to file any additional Section 13(a) periodic reports merely because the Registration Statement became effective during 2008.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263 (Oct. 5, 1983)* (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

These policy concerns are not at issue in the Fund's case for several reasons. Although the Registration Statement was declared effective on March 14, 2008, the Fund's initial public offering was never consummated, and on November 14, 2008 the Commission declared effective Post-Effective Amendment No. 1 to the Fund's Registration Statement which de-registered the full $300,000,000 of Units registered for sale. No Units of the Fund were ultimately sold to the public pursuant to the Registration Statement. There are no public securityholders of the Fund; the only securityholders are two affiliates of the Fund's sponsor and asset manager (Teachers Advisors, Inc.). While the Fund did accept and promptly deposit into escrow a number of completed subscription agreements for Units, at no point during the offering period were any potential investor funds escrowed, nor did any potential investor execute a promissory note with respect to his or her capital commitment. Importantly, these subscribers were never vested with any rights as limited partners in the Fund, as the condition precedent to their admission to the Fund was never met. Further, promptly following the Deregistration Date and the termination of the offering, the Escrow Agent returned all original subscription agreements that the Fund had accepted to the prospective investors that submitted them, and those potential investors were advised that there would be no closing and no obligation of any sort with respect to their subscriptions. Also promptly following the Deregistration Date, the Fund ceased accepting new subscription agreements for Units. Finally, between the Effective Date and the Deregistration Date, the Fund's only substantive business operations related to capital raising and investigating potential real estate related investments in furtherance of the Fund's investment strategy. However, the Fund never admitted any investors and never purchased a real property or any other real estate related investment, nor did it enter into any agreement or contract to do so. Further, since the Deregistration Date, the Fund has not conducted any substantive business operations other than in furtherance of its wind-down activities and the Fund has no intent to do otherwise. Therefore, because the Fund has no "investing public" or potential investing public to which information about its activities through the end of its 2008 fiscal year should be made available, and no substantive business activities on which to report, we believe that the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ...." *Id.* In the Fund's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The Fund has no meaningful operations, but the preparation and filing of further periodic reports (in particular, an Annual Report on Form 10-K) would impose a substantial financial burden on the Fund and would involve significant management efforts. Because the Fund has no public securityholders, no purchasers in a registered public offering (or potential purchasers) and no substantive business operations (save for wind-down activities), the investing public would derive no benefit from requiring the Fund to continue filing periodic reports required by the Exchange Act.

The Staff has recognized in a number of situations similar to the Fund's, where no securities were sold pursuant to an effective registration statement, that a literal application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., Energy South, Inc.* (Dec. 11, 2008); *Prairie Creek Ethanol, LLC* (Aug. 12, 2008); *Liberty Lane Acquisition Corp.* (July 28, 2008); *Wintegra, Inc.* (Aug. 11, 2006); *Chevron Corp.* (Oct. 25, 2005); *ATX Group, Inc.* (Oct. 15, 2004); *Engenio Information Technologies, Inc.* (Sep. 13, 2004); *NOMOS Corporation* (Nov. 12, 2002); *Medco Health Solutions, Inc.* (Aug. 13, 2002); *NeoGenesis Pharmaceuticals, Inc.* (Apr. 1, 2002); *CoCensys, Inc.* (Nov. 10, 1999); and *Coral Systems, Inc.* (Mar. 31, 1997).

Therefore, the Fund hereby requests that the Staff of the Commission confirm that it concurs with the Fund's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Fund from utilizing Rule 12h-3 under the Exchange Act, thereby immediately suspending the Fund's duty to file with the Commission the periodic reports otherwise required by Sections 13(a) and 15(d) of the Exchange Act with respect to the fiscal year in which the Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008) following the Fund's filing of a Form 15 to suspend immediately its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. The Fund intends to file this Form 15 promptly following the relief sought by this letter. Alternatively, the Fund requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

III. Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Fund's case, the investing public derives no benefit from requiring the Fund to file periodic reports required by Section 13(a) of the Exchange Act because two affiliates of the Fund's sponsor and asset manager are the Fund's only securityholders, there have been (and will be) no purchasers in a registered public offering, the Fund's prior registered public offering has been terminated and the Fund conducts, and intends to continue to conduct, no meaningful business operations, other than in furtherance of its wind-down activities. Moreover, the burden of imposing continued Exchange Act reporting obligations on the Fund would be substantial.

In light of the foregoing, we request, on behalf of the Fund, that the Staff of the Commission confirm that it concurs with the Fund's view that the effectiveness of the Fund's Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Fund from utilizing Rule 12h-3 under the Exchange Act and filing a Form 15 to suspend immediately its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, including the periodic reports otherwise required by Sections 13 and 15(d) of the Exchange Act with respect to the fiscal year in which the Registration Statement became effective. Upon receiving the requested no-action position, the Fund will promptly file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Fund's Annual Report on Form 10-K for its fiscal year ending December 31, 2008 is due pursuant to the Exchange Act. Alternatively, the Fund requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If you have any questions with respect to this request or require additional information, please do not hesitate to contact the undersigned at (704) 988-5507. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss the matter before the Commission provides a written response.

Very truly yours,

Keith F. Atkinson, Esq.

cc: Dennis M. Quinn, Esq.
Mayer Brown LLP